United States securities and exchange commission logo





                               February 6, 2024

       Hope Stawski
       President and Chief Executive Officer
       Amphitrite Digital Incorporated
       6501 Red Hook Plaza, Suite 201-465
       St. Thomas, Virgin Islands, U.S., 00802

                                                        Re: Amphitrite Digital
Incorporated
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 23,
2024
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed January 31,
2024
                                                            File No. 333-275379

       Dear Hope Stawski:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.



       Amended Registration Statement on Form S-1 filed January 31, 2024

       Exhibits
       Exhibit 5.1, page 1

   1. Counsel states that its opinion "is limited in all respects to the federal laws of the United
                                                        States of America, and
no opinion is expressed with respect to the laws of any other jurisdiction...."
Please obtain and file an opinion which also addresses the laws of the registrant's domicile /
place of incorporation, the U.S. Virgin Islands. See Staff Legal
                                                        Bulletin 19 ("SLB 19")
at Section II.B.1.a. See also SLB 19 at Section II.B.3.b (counsel may not "carve out" the
law of the relevant jurisdiction), and consider the applicability of footnotes 13 and 21 of
SLB 19.
 Hope Stawski
Amphitrite Digital Incorporated
February 6, 2024
Page 2

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameHope Stawski
                                                           Division of
Corporation Finance
Comapany NameAmphitrite Digital Incorporated
                                                           Office of Energy &
Transportation
February 6, 2024 Page 2
cc:       Brenda Hamilton
FirstName LastName